UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Base Indenture, dated as of August 11, 2021, between Brookfield Renewable Partners ULC, as issuer, and Computershare Trust Company of Canada, as trustee

99.2	Fifth Supplemental Indenture, dated as of December 12, 2024, by and among Brookfield Renewable Partners ULC, as issuer, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bemuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, BEP Subco Inc., as guarantors and Computershare Trust Company of Canada, as trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: December 17, 2024	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary